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                                                                       EXHIBIT 2


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CANZINCO LTD.
CARIBOU AND NANISIVIK MINE DIVISIONS                      PHONE:  (506) 546-1999
CP/P.O. Box 26                                            FAX:    (506) 548-1100
Bathurst, New Brunswick
E2A 3Z1
                                  MEDIA RELEASE

     CANZINCO LTD. ANNOUNCES RECEIPT OF NEW WATER LICENSE FOR NANISIVIK MINE

October 31, 2002

CanZinco Ltd., a wholly owned subsidiary of Breakwater Resources Ltd., announced today that the Nunavut Water Board ("NWB") approved the issuance of a water license (the "License"), on certain conditions, in connection with the closure and reclamation of the Nanisivik Mine in Nunavut.

Operations at the Nanisivik Mine ceased on September 30, 2002 but reclamation activities continue. The License requires CanZinco to submit for approval certain studies and plans including a final closure and reclamation plan, a Phase II Environmental Site Assessment and Ecological Human Health Risk Assessment within six months. Work on these studies and others has already been initiated and it is anticipated that these studies will be completed before year end. The NWB has reserved the right to amend or vary the License upon review of the additional studies and plans.

The Mine Site Reclamation Policy for Nunavut was issued by the Department of Indian Affairs and Northern Development Canada while the hearings on this matter were being conducted. The new policy asks the NWB to require licensees to furnish financial security for closure and reclamation activities based on a calculation of reclamation costs. The NWB in applying the new policy, issued the License on the condition that CanZinco provide, on or before November 9, 2002, financial security in the amount of $17.6 million, $6.0 million of which has already been furnished pursuant to the expired water license, and that Breakwater guarantee the security. Breakwater has guaranteed the difference between the $6.0 million of security and CanZinco's estimated reclamation costs of $9.2 million.

In previous applications for renewal water licenses and other public documents, CanZinco had estimated the cost of Nanisivik's closure to be as high as $12.0 million, with that amount including severance and other payments made to terminated employees. The revised closure cost estimate of $9.2 million excludes severance payments and is based on a more detailed analysis of costs, incorporating information provided by third party contractors and outside consultants.

To date, CanZinco has expended approximately $1.1 million on actual reclamation work at the site and has approximately $2.9 million of supplies and materials on site that are specifically designated for the reclamation exercise. The cost of work already completed as well as the purchase of materials earmarked for the reclamation are included in CanZinco's estimate of $9.2 million for closure costs.

CanZinco will apply to the NWB for a reduction in the amount of security required pursuant to the License. In the Reasons for the Decision of the NWB, it recognizes that CanZinco knows the site better than the government consultant and has studies from test cells and cover designs, which the government consultant does not. CanZinco will make further submissions to the NWB

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when it has completed the required studies and reports. In the interim, CanZinco will request an extension of time to provide the financial security.

CanZinco has also commissioned an independent "order of magnitude" valuation of the infrastructure and other assets in place at Nanisivik and is confident that the value of the site assets far exceeds the amount of security required by the NWB.

For further information contact:

Bill Heath
Vice President, CanZinco Ltd.
Tel:  (416) 363-4798 ext. 267